                                                             May 24, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VALIC COMPANY I

Proxy Statement

File No. 811-03738

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from David L. Orlic of the Staff of the Securities and Exchange Commission (the “SEC”) on May 21, 2019, pertaining to the above referenced Proxy Statement submitted by VALIC Company I (the “Registrant”) on May 13, 2019, with respect to the Growth Fund (the “Fund”). Unless otherwise noted, capitalized terms have the same meanings as used in the Proxy Statement.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment:

Please mark any future preliminary proxy statement and preliminary proxy card as being “preliminary.”

Response: The Registrant confirms that it will mark any future preliminary proxy statement and preliminary proxy card as being “preliminary.”

2.	Comment:

Please explain supplementally whether the fee rates payable under both the SunAmerica Sub-Advisory Agreement and the BlackRock Sub-Advisory Agreement are lower than the fee rates payable to American Century with respect to the Fund before, or after, the New Advisory Fee Waiver takes effect.

Response: The Registrant notes that the New Advisory Fee Waiver relates only to the investment advisory fee payable to VALIC by the Fund, and it does not impact the fees payable under either the SunAmerica Sub-Advisory Agreement or the BlackRock Sub-Advisory Agreement. The sub-advisory fee rates payable by VALIC under the SunAmerica Sub-Advisory Agreement and the BlackRock Sub-Advisory Agreement will be lower, individually and in the aggregate, than the current sub-advisory fee rate

EDGAR Operations Branch

May 24, 2019

payable to American Century, and VALIC has agreed to correspondingly waive a greater portion of its investment advisory fee, pursuant to the New Advisory Fee Waiver.

3.	Comment:

On page iii, in response to the question “How do I vote my shares?,” please disclose that shares held for VALIC’s own account will be voted for, against, or abstain, in the same proportion as the shares for which proxies have been received.

Response: The Registrant notes that no shares of the Fund were held for VALIC’s own account as of the record date. Therefore, the Registrant respectfully declines to revise the Proxy Statement to include such disclosure.

4.	Comment:

Please provide supplementally a legal basis for the following statement on page iii of the Proxy Statement:

Participants in a nonqualified unfunded deferred compensation plan will not have the right to give voting instructions.

Response: Under the terms of a nonqualified (unfunded) deferred compensation plan under the Internal Revenue Code (a “non-qualified plan”), the plan benefits are a contractual promise from the employer to the participants. Non-qualified plan benefits are not secured by any plan investments (including any annuity contracts) an employer may purchase to satisfy its liability under the non-qualified plan. Accordingly, a participant does not have any interest (either legal or beneficial) in any assets an employer may use to informally “fund” a non-qualified plan arrangement. The assets that “fund” a non-qualified plan arrangement (whether or not held in trust) are subject to the claims of creditors of the employer and, if not held in an irrevocable trust, can be used by the employer for any purpose. Therefore, the employer has the exclusive legal right to exercise voting rights with respect to any assets purchased to informally “fund” a non-qualified plan.

5.	Comment:

Please explain the reference to the term “Watch List” on page 3 of the Proxy Statement in the response to the question “What are the reasons for the proposed change in the Fund’s sub-adviser?”

Response: The reference to “Watch List” has been deleted from the Proxy Statement.

6.	Comment:

Please include a statement that the discussions of fees paid under current and prospective fee arrangements do not include separate account fees.

Response: The Proxy Statement has been revised accordingly.

EDGAR Operations Branch

May 24, 2019

7.	Comment:

Please do not show fees paid to SunAmerica based on composite/aggregate assets of the Fund and another fund. Rather, show the actual fee paid for services rendered to the Fund. Also, it should be clearly stated that the fee is calculated based on aggregate net assets. This disclosure should be revised throughout.

Response: The Registrant notes that the actual fee that SunAmerica will receive for its management of the Fund will be a single composite fee based on the aggregate assets it manages for the VALIC Company I Stock Index Fund and the Fund. Because the sub-advisory fee schedules payable to SunAmerica with respect to both the Fund and the Stock Index Fund contain breakpoints, the receipt of a single composite fee based on the aggregate assets of the two funds will result in lower effective sub-advisory fee rates payable with respect to both funds. To disclose sub-advisory fees paid not based on the funds’ aggregate assets would be incorrect. The disclosure has been revised to clarify this fee arrangement.

8.	Comment:

Please present the information on page 5 of the Proxy Statement regarding amounts paid and retained by VALIC under the current and prospective fee arrangements in tabular form.

Response: The Proxy Statement has been revised accordingly.

9.	Comment:

Please revise the disclosure regarding changes to the Fund’s investment strategy to define small-, mid- and large-capitalization companies. Additionally, please identify the portion of the Fund’s assets that are expected to be invested in mid- and large-capitalization companies.

Response: The Registrant respectfully believes that the requested disclosure is not required in the Proxy Statement and is not necessary to fully inform investors with respect to the approval of the SunAmerica Sub-Advisory Agreement. The Registrant notes that the Fund will file a post-effective amendment to the Registrant’s registration statement, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to reflect the revisions to the Fund’s investment strategy. Each shareholder of the Fund will receive an effective version of the revised prospectus. The Proxy Statement is not designed to provide full disclosure regarding the Fund’s investment strategy. Moreover, the Fund is not required to adopt a policy with respect to its investments in mid- and large-capitalization companies. Therefore, the Registrant believes that the existing disclosure is adequate for its purposes in the Proxy Statement.

10.	Comment:

In the section titled “Service Agreements with Affiliates,” we note that SunAmerica serves as a sub-adviser to certain VC I and VC II funds. Please disclose the fees paid to SunAmerica during the last fiscal year for its sub-advisory services to other VC I and VC II funds, as was done with respect to SunAmerica’s administrative services.

EDGAR Operations Branch

May 24, 2019

Response: We note that the Proxy Statement discloses the fees paid by the Fund to SunAmerica for administrative services, but does not disclose fees paid by other VC I or VC II funds for administrative services. As you know, Schedule 14A requires the disclosure of fees paid by the Fund to the proposed investment adviser or its affiliated persons during the most recent fiscal year for services provided to the Fund, other than under the proposed investment advisory contract. Item 22(c)(14) of Schedule 14A. Fees paid by VALIC to SunAmerica with respect to sub-advisory services provided to VC I and VC II funds other than the Fund are not required disclosure.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek

cc:	Christopher J. Tafone, Esq.
Amber C. Kopp, Esq.
David M. Leahy, Esq.